UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. 19)*
Tutor Perini Corporation
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
901109 108
(CUSIP Number)
Ronald N. Tutor Tutor Perini Corporation 15901 Olden Street Sylmar, California 91342 (818) 362-8391
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 23, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 901109 108               SCHEDULE 13D               Page  2 of 8

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
RONALD N. TUTOR
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		
(b)		
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,098,120
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
7,098,120
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,631,375
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 901109 108               SCHEDULE 13D               Page  3 of 8

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
THE RONALD N. TUTOR SEPARATE PROPERTY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		
(b)		
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,598,120
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
5,598,120
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,598,120
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 901109 108               SCHEDULE 13D               Page  4 of 8

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
RONALD N. TUTOR 2009 DYNASTY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		
(b)		
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,533,255
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,533,255
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,533,255
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 901109 108               SCHEDULE 13D               Page 5 of 8

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
TUTOR MARITAL PROPERTY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		
(b)		
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,500,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,500,000
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

Introduction

This Amendment No. 19 (this “Amendment”) amends and supplements the information set forth in Schedule 13D that was originally filed on September 18, 2008, (the “Schedule 13D”) as amended by Amendment No. 1 previously filed on March 19, 2010, as amended by Amendment No. 2 previously filed on June 11, 2010, as amended by Amendment No. 3 previously filed on September 16, 2010, as amended by Amendment No. 4 previously filed on September 20, 2010, as amended by Amendment No. 5 previously filed on December 2, 2010, as amended by Amendment No. 6 previously filed on March 18, 2011, as amended by Amendment No. 7 previously filed on May 20, 2011, as amended by Amendment No. 8 previously filed on June 7, 2011, as amended by Amendment No. 9 previously filed on August 18, 2011, as amended by Amendment No. 10 previously filed on August 26, 2011, as amended by Amendment No. 11 previously filed on September 16, 2011, as amended by Amendment No. 12 previously filed on December 6, 2011, as amended by Amendment No. 13 previously filed on March 6, 2012 as amended by Amendment No. 14 previously filed on March 21, 2012, as amended by Amendment No. 15 previously filed on September 21, 2012, as amended by Amendment No. 16 previously filed on November 29, 2012, as amended by Amendment No. 17 previously filed on May 22, 2013,  and as amended by Amendment No. 18 previously filed on May 15, 2014 relating to the beneficial ownership of shares of Common Stock by Ronald N. Tutor, the Ronald N. Tutor Separate Property Trust, a California Trust (the "SPT"), the Ronald N. Tutor 2009 Dynasty Trust (the "DT") and the Tutor Marital Property Trust (the “TMP”).  Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment relates to the transfer of 1,500,000 shares of Common Stock from the SPT to the TMP on March 23, 2015.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

The following information hereby is added to the existing disclosure:

On March 23, 2015, the SPT transferred 1,500,000 shares of Common Stock to the TMP.

Other than as described in this Schedule 13D, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer

Item 5 hereby is replaced in its entirety with the following:

The following information is based on a total of 48,974,772 shares of Common Stock outstanding as of March 23, 2015.

CUSIP No. 901109 108               SCHEDULE 13D                Page 6 of 8

(a), (b)

As of the date hereof, the Reporting Persons may be deemed to have beneficial ownership over shares of Common Stock as set forth below, and each such Reporting Person has sole voting and dispositive power with respect to all shares shown as being beneficially owned by him, except as otherwise indicated.

(i)    Mr. Tutor may be deemed to have beneficial ownership of 8,631,375 shares of Common Stock, or 17.6%, with respect to which Mr. Tutor has sole voting power and sole dispositive power over 7,098,120 of such shares.

       Mr. Tutor may be deemed to have beneficial ownership of 5,598,120 shares of Common Stock owned by the SPT and 1,500,000 shares of Common Stock owned by the TMP.  Mr. Tutor is the beneficiary and trustee of the SPT and TMP.  The shares that Mr. Tutor may be deemed to beneficially own also include 1,533,255 shares of Common Stock owned by the DT, of which Mr. Tutor’s issue are the beneficiaries. John Barrett is trustee with sole voting and dispositive power with respect to the Common Stock held by the DT.  Mr. Tutor is the trust advisor to the DT, in which position Mr. Tutor has sole discretion to remove and replace the trustee, as well as the sole authority to reacquire or exchange the property of the DT, including the Common Stock, by substituting property of equal value.

(ii)   The SPT may be deemed to have beneficial ownership of 5,598,120 shares of Common Stock, or 11.4%.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the SPT that it is the beneficial owner of any of the Common Stock held by the DT or TMP referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(iii)   The DT may be deemed to have acquired beneficial ownership of 1,533,255 shares of Common Stock, or 3.1%.  The DT has sole or shared voting or dispositive power with respect to such shares of Common Stock; however, the trust advisor to the Reporting Person retains the authority to reacquire the Common Stock from the DT.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the DT that it is the beneficial owner of any of the Common Stock held by the SPT or the TMP referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(iv)   The TMP may be deemed to have beneficial ownership of 1,500,000 shares of Common Stock, or 3.1%.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the TMP that it is the beneficial owner of any of the Common Stock held by the DT or SPT referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)

Transactions in the Common Stock effected by the Reporting Persons since Amendment 18 to this Schedule 13D was filed, are described in Schedule A and incorporated herein by reference.

(d)

Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock beneficially owned by the Reporting Persons.

   (e)

Not applicable.

CUSIP No. 901109 108               SCHEDULE 13D               Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2015

RONALD N. TUTOR

/s/Michael J. Kershaw, attorney-in-fact
BY: MICHAEL J. KERSHAW, ATTORNEY-IN-FACT

RONALD N. TUTOR SEPARATE
PROPERTY TRUST

/s/Michael J. Kershaw, attorney-in-fact
BY: MICHAEL J. KERSHAW, ATTORNEY-IN-FACT

RONALD N. TUTOR 2009
DYNASTY TRUST

/s/Michael J. Kershaw, attorney-in-fact
BY: MICHAEL J. KERSHAW, ATTORNEY-IN-FACT

TUTOR MARITAL
PROPERTY TRUST

/s/Michael J. Kershaw, attorney-in-fact
BY: MICHAEL J. KERSHAW, ATTORNEY-IN-FACT

SCHEDULE A

March 23, 2015
Party	Dates of Transactions	Number of Shares	Price Per Share	Nature of Transaction
Ronald N. Tutor Separate Property Trust to Tutor Marital Property Trust	03/23/2015	1,500,000	$0.00	Transfer of Common Stock pursuant to Rule 144*

* Transfers above have also previously been reported on four Form 4 filings as required pursuant to Section 16 of the Securities Exchange Act of 1934.

** Shares reported were transferred in one transaction at a zero price per share as disclosed in the Form 4 filings discussed above.